Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

March 22, 2023	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Mr. Brian McAllister, Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021 filed March 3, 2023

Response dated March 3, 2023

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses and proposed changes to the comments contained in the Staff’s letter dated March 9, 2023 on the Company’s Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021 submitted on March 3, 2022.

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-9

1.	We note your revised disclosures and restatements in response to prior comment 2. We note your revised valuation of 3,189,000 ordinary shares issued in the acquisition of Cheyi BVI as purchase consideration was based on the quoted trading price of $2.12 per share on the date of acquisition. However, it appears you have recorded the revisions in purchase consideration arising from changes in the valuation of shares issued by reducing other payables and accrued liabilities rather than in the statement of changes in shareholders’ equity. Please revise your financial statements and disclosures as appropriate or advise. In addition, please revise the total amount purchase consideration disclosed in notes 1, 12 and 20.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on pages 46, 91, 95, 110, 137, F-4, F-6, F-9, F-20, F-33 and F-35 in accordance with the Staff’s instructions.

2.	We note your revised disclosures in response to prior comment 2 relating to the acquisition of Yinhua. You disclose that the valuation of 3,826,000 ordinary shares issued in the acquisition of Yinhua as purchase consideration was based on the quoted trading price of $1.85 per share on the date of acquisition. Using that price per share in the revised valuation would result in purchase consideration of $8,949,823 (net of 1,126,777 of cash), with $5,364,709 allocated to goodwill rather than the $6,397,729 you reported. Please revise or advise. In addition, please revise the total amount of purchase consideration paid and per share value disclosed in paragraph 2, as appropriate.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on pages 46, 96, 138 and F-35 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein